ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

090401

Filed in the office of	Document Number 20110189423-41
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/14/2011 1:45 PM
	Entity Number E0353122009-3

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the entity for which correction is being made:

Master Silicon Carbide Industries, Inc.

2. Description of the original document for which correction is being made:

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Master Silicon Carbide Industries, Inc.

3. Filing date of the original document for which correction is being made: 08/18/2009

4. Description of the inaccuracy or defect.

The Conversion Price in Sections 1(b),4(a) and 5(a) was misstated as $0.10038 due to a clerical error.

5. Correction of the inaccuracy or defect.

Section 1(b) shall be replaced in entirety with the following

see attached

6. Signature:

X [signature]
Authorized Signature

Vice Executive President
Title *

3/14/2011
Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members: a limited partnership or limited-liability limited partnership, by a general partner: a limited-liability partnership, by a managing partner, a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Attachment to Certificate of Correction
Of
Master Silicon Carbide Industries, Inc.

5. Correction of the inaccuracy or defect:

Section 1(b) shall be replaced in entirety with the following:

"(b) Dividends shall begin to accrue on the date of issuance of the Series A Preferred Stock to the holders ("**Issuance Date**") and shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable quarterly in arrears on January 1, April 1, July 1, October 1 of each year (each, a "**Dividend Date**"). If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date. To the extent that the Company is legally permitted to pay dividends, the Company shall pay dividends in cash on each Dividend Date; provided, that, at the option of the Company, dividends payable may be paid in shares of Common Stock (the "**Dividend Shares**"). (c) At least five (5) days prior to the applicable Dividend Date (the "**Dividend Notice Date**"), the Company shall provide written notice (the "**Dividend Notice**") to each holder indicating that the dividend is to be paid in cash or in Dividend Shares as the case may be. Dividends paid in Dividend Shares shall be paid in a number of fully paid and nonassessable shares (rounded up to the nearest whole share) of Common Stock equal to the quotient of (i) the amount of dividends payable divided by (ii) (a) $1.0038 (subject to adjustment under Section 5) or (b) if the Company's Common Stock is then traded on a national securities exchange, inter-dealer quotation system or on the over-the-counter Bulletin Board or Pink Sheets, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each day on which the Common Stock is traded during the period commencing thirty (30) days preceding, but not including, the Dividend Date. If any Dividend Shares are to be issued on a Dividend Date, then the Company shall within five (5) business days of the applicable Dividend Date, issue and deliver to such holder a certificate, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled."

Section 4(a) shall be replaced in entirety with the following:

"(a) **Conversion at Option of Holder**. At any time prior to the fifth anniversary of the date of issuance, each share of Series A Preferred Stock shall be convertible, at the option of the Holder into a number of shares of Common Stock at the ratio that is determined by dividing (A) the Liquidation Amount by (B) the then effective Conversion Price (which shall initially be $1.0038, as such Conversion Price adjusted from time to time under Section 5) (the "**Conversion Ratio**") subject to any adjustment pursuant to Section 5 of this Certificate of Designations of Preferences, Rights and Limitations (the "Certificate of Designations")."

Section 5(a) shall be replaced in entirety with the following:

"(a) <u>Stock Dividends, Stock Splits, Reclassifications, Recapitalizations, Etc.</u> If the Company, at any time after this Certificate of Designations is filed with the Secretary of State of the State of Nevada: (i) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock payable in shares of Common Stock, (ii) subdivides (including by way of stock split) its outstanding shares of Common Stock into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. "**<u>Conversion Price</u>**" shall mean $1.0038, subject to adjustment as provided in this Certificate. If the Conversion Price is adjusted pursuant to Section 5 or as otherwise provided in this Certificate, the Conversion Ratio shall likewise be adjusted and the new Conversion Ratio shall be determined by multiplying the Conversion Ratio in effect before the adjustment by a fraction, the numerator of which is the Conversion Price in effect before the adjustment and the denominator of which is the new Conversion Price. Thereafter, subject to any further adjustments in the Conversion Price, each share of Series A Preferred Stock shall be convertible into Common Stock based on the new Conversion Ratio."